SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                           Schedule 13G


            Under the Securities Exchange Act of 1934
                       (Amendment No. 2 )*


                        WESTERN WATER CO.
             _______________________________________
                         (Name of Issuer)


                          Common Stock
             _______________________________________
                  (Title of Class of Securities)


                            959881103
             _______________________________________
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

                        Page 1 of 10 Pages

CUSIP NO. 959881103            13G                 Page 2 of 10 Pages

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    T. ROWE PRICE ASSOCIATES, INC.
    52-0556948

2   Check the Appropriate Box if a Member of a Group*

                                                      (a) ____
    NOT APPLICABLE                                    (b) ____

3   SEC Use Only

    ______________________________

4   Citizenship or Place of Organization

    MARYLAND

Number of     5  Sole Voting Power
    **
Shares           95,900

Beneficially  6  Shared Voting Power
    **
Owned By Each    NONE

Reporting     7  Sole Dispositive Power
    **
Person           1,091,884

With          8  Shared Dispositive Power

                 NONE

9   Aggregate Amount Beneficially Owned by Each Reporting Person

    1,091,884

10  Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares*

    NOT APPLICABLE

11  Percent of Class Represented by Amount in Row 9

    12.8%

12  Type of Reporting Person*

    IA
               *SEE INSTRUCTION BEFORE FILLING OUT!
         **Any shares reported in Items 5 and 6 are also
                       reported in Item 7.
CUSIP NO. 959881103            13G                 Page 3 of 10 Pages

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    T. ROWE PRICE SMALL CAP VALUE FUND, INC.
    52-1575325

2   Check the Appropriate Box if a Member of a Group*
                                                      (a) ____
    NOT APPLICABLE                                    (b) ____

3   SEC Use Only

    ______________________________

4   Citizenship or Place of Organization

    MARYLAND

Number of     5  Sole Voting Power
    **
Shares           472,142

Beneficially  6  Shared Voting Power
    **
Owned By Each    NONE

Reporting     7  Sole Dispositive Power
    **
Person           NONE

With          8  Shared Dispositive Power

                 NONE

9   Aggregate Amount Beneficially Owned by Each Reporting Person

    472,142

10  Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares*

    NOT APPLICABLE

11  Percent of Class Represented by Amount in Row 9

    5.6%

12  Type of Reporting Person*

    IV
               *SEE INSTRUCTION BEFORE FILLING OUT!
**The aggregate amount reported on this page is also included in the aggregate amount reported by T. Rowe Price Associates, Inc.
on page 2 of this Schedule 13G.

CUSIP NO. 959881103         13G              Page 4 of 10 Pages

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    T. ROWE PRICE NEW ERA FUND, INC.
    52-0888555

2   Check the Appropriate Box if a Member of a Group*

                                                      (a) ____
    NOT APPLICABLE                                    (b) ____

3   SEC Use Only

    ______________________________

4   Citizenship or Place of Organization

    MARYLAND

Number of     5  Sole Voting Power
    **
Shares           466,642

Beneficially  6  Shared Voting Power
    **
Owned By Each    NONE

Reporting     7  Sole Dispositive Power
    **
Person           NONE

With          8  Shared Dispositive Power

                 NONE

9   Aggregate Amount Beneficially Owned by Each Reporting Person

    466,642

10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

    NOT APPLICABLE

11  Percent of Class Represented by Amount in Row 9

    5.5%

12  Type of Reporting Person*

    IV
               *SEE INSTRUCTION BEFORE FILLING OUT!
**The aggregate amount reported on this page is also included in the aggregate amount reported by T. Rowe Price Associates, Inc.
on page 2 of this Schedule 13G.
SCHEDULE 13G
PAGE 5 OF 10

Item 1(a)     Name of Issuer:

    Reference is made to page 1 of this Schedule 13G

Item 1(b)     Address of Issuer's Principal Executive Offices:

    4660 LaJolla Village Drive, Suite 825, San Diego, California 92122

Item 2(a)     Name of Person(s) Filing:

    (1)  T. Rowe Price Associates, Inc. ("Price
         Associates")

    (2)  T. Rowe Price Small Cap Value Fund, Inc.

    (3)  T. Rowe Price New Era Fund, Inc.

  X Attached as Exhibit A is a copy of an agreement between the Persons Filing (as specified hereinabove) that this
    Schedule 13G is being filed on behalf of each of them.

Item 2(b)     Address of Principal Business Office:

    100 E. Pratt Street, Baltimore, Maryland 21202

Item 2(c)     Citizenship or Place of Organization:

    (1)  Maryland

    (2)  Maryland

    (3)  Maryland

Item 2(d)     Title of Class of Securities:

    Reference is made to page 1 of this Schedule 13G

Item 2(e)     CUSIP Number: 959881103

Item 3   The person filing this Schedule 13G is an:

  X      Investment Adviser registered under Section 203 of the
         Investment Advisers Act of 1940

  X      Investment Company registered under Section 8 of the
         Investment Company Act of 1940

  X      Investment Company registered under Section 8 of the
         Investment Company Act of 1940

Item 4   Reference is made to Items 5-11 on page 2 of this
         Schedule 13G.

CUSIP 959881103
PAGE  6  OF 10

Item 4   Ownership                        Deemed
                                        Outstanding
                                            And
                                       Beneficially
                        Units         Owned Directly
                        Deemed          Subject to
                     Beneficially       Warrants &
                        Owned           Conversion
                      Directly          Privileges       Total
                     ____________    ______________      _______

(1) WITH RESPECT TO
    PRICE ASSOCIATES
    (includes shares
    reported in
    (2) below):

    (a)Amount
       Beneficially
       Owned . . . . . .  847,600        244,284       1,091,884

    (b)Percent of
       Class . . . . . . . . . . . . . . . . . . . . . .   12.8%

    (c)Number of
       units as
       to which
       such
       person has: . . .

           (i)*sole power
              to vote or
              to direct
              the vote . . .95,900          -0-           95,900

          (ii)*shared power
              to vote or
              to direct
              the vote . . .   -0-          -0-             -0-

         (iii)*sole power
              to dispose or
              to direct the
              disposition
              of . . . . . 847,600      244,284        1,091,884

          (iv)*shared power
              to dispose or
              to direct the
              disposition
              of . . . . .     -0-          -0-              -0-

                                                        Cusip No. 959881103

(2) WITH RESPECT TO
    T. Rowe Price Small Cap Value Fund, Inc.
    (if this is a
    joint filing):

    (a)Amount
       Beneficially
       Owned . . . . . .   350,000       122,142         472,142

    (b)Percent of
       Class . . . . . . . . . . . . . . . . . . . . . .    5.6%

    (c)Number of
       units as
       to which
       such person
       has . . . . . . .

           (i)*sole power to
              vote or to
              direct the
              vote . . . .  350,000       122,142        472,142

          (ii)*shared power
              to vote or
              to direct
              the vote . . .   -0-            -0-            -0-

         (iii)*sole power
              to dispose or
              to direct the
              disposition
              of . . . . .     -0-            -0-            -0-

          (iv)*shared power
              to dispose or
              to direct the
              disposition
              of . . . . .     -0-            -0-            -0-

*Units reported in subcategories (i) and (ii) are also included in subcategory (iii) or (iv).

                                                         Cusip No. 959881103

(2) WITH RESPECT TO
    T. Rowe Price New Era Fund, Inc.
    (if this is a
    joint filing):

    (a)Amount
       Beneficially
       Owned . . . . . .   344,500       122,142         466,642

    (b)Percent of
       Class . . . . . . . . . . . . . . . . . . . . . .    5.5%

    (c)Number of
       units as
       to which
       such person
       has . . . . . . .

           (i)*sole power to
              vote or to
              direct the
              vote . . . . 344,500       122,142         466,642

          (ii)*shared power
              to vote or
              to direct
              the vote . . .   -0-           -0-             -0-

         (iii)*sole power
              to dispose or
              to direct the
              disposition
              of . . . . .     -0-           -0-             -0-

          (iv)*shared power
              to dispose or
              to direct the
              disposition
              of . . . . .     -0-           -0-             -0-

*Units reported in subcategories (i) and (ii) are also included in subcategory (iii) or (iv).

SCHEDULE 13G
PAGE 9 OF 10

Item 5    Ownership of Five Percent or Less of a Class.

  X       Not Applicable.

_____ This statement is being filed to report the fact that, as of the date of this report, the reporting person(s) has
          (have) ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6    Ownership of More than Five Percent on Behalf of Another
          Person

    (1) Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

      The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time.

      Except as may be indicated if this is a joint filing with one of the registered investment companies sponsored by Price Associates which it also serves as investment adviser ("T. Rowe Price Funds"), not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates.

    (2) With respect to securities owned by any one of the T. Rowe Price Funds, only State Street Bank and Trust Company, as custodian for each of such Funds, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company.

    Not Applicable.

Item 8    Identification and Classification of Members of the Group.

    Not Applicable.

SCHEDULE 13G
PAGE 10 OF 10

Item 9  Notice of Dissolution of Group.

    Not Applicable.

Item 10 Certification.

    By signing below I (we) certify that, to the best of my
    (our) knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. T. Rowe Price Associates, Inc. hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Price Associates is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

                            Signature.

    After reasonable inquiry and to the best of my (our) knowledge and belief, I (we) certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1998         Dated:  February 12, 1998

T. ROWE PRICE SMALL CAP VALUE     T. ROWE PRICE ASSOCIATES, INC.
     FUND, INC.

By: ______________________        By: ______________________
    Carmen F. Deyesu,                 Henry H. Hopkins,
    Treasurer                         Managing Director

                 T. ROWE PRICE NEW ERA FUND, INC.

                 By: ___________________________
                     Carmen F. Deyesu, Treasurer

Note: This Schedule 13G, including all exhibits, must be filed with the Securities and Exchange Commission, and a copy hereof must be sent to the issuer by registered or certified mail and to the principal national securities exchange on which the security is listed not later than February 14th following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

12/31/97
                                                 EXHIBIT A


                            AGREEMENT

                   JOINT FILING OF SCHEDULE 13G


    T. Rowe Price Associates, Inc. (an investment adviser registered under the Investment Advisers Act of 1940), T. Rowe Price Small Cap Value Fund, Inc., a Maryland corporation, and
T. Rowe Price New Era Fund, Inc., a Maryland corporation, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

    It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

    It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.


Dated:  February 12, 1998         Dated:  February 12, 1998


T. ROWE PRICE SMALL CAP VALUE     T. ROWE PRICE ASSOCIATES, INC.
     FUND, INC.


By: ______________________        By: ______________________
    Carmen F. Deyesu,                 Henry H. Hopkins,
    Treasurer                         Managing Director


                 T. ROWE PRICE NEW ERA FUND, INC.


                 By: ___________________________
                     Carmen F. Deyesu, Treasurer